SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: May 21, 2010
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 — 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F- ☐                 Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes: ☐                 No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  _____  ..)
Enclosed:
News Release

May 21, 2010

Ivanhoe Mines advances financing for Oyu Tolgoi copper-gold project in discussions with leading international financial institutions
Joint mandate letter signed with IFC and EBRD
LONDON, ENGLAND — Robert Friedland, Executive Chairman of Ivanhoe Mines, and John Macken, President and Chief Executive Officer, announced today that Ivanhoe Mines has signed a joint mandate letter with the European Bank for Reconstruction and Development and the International Finance Corporation for evaluation of a major financing package for the construction of the planned Oyu Tolgoi mining complex in southern Mongolia.
Under terms of the letter, the European Bank for Reconstruction and Development (EBRD) and the World Bank Group’s International Finance Corporation (IFC) will consider providing a two-part package consisting of:
•	up to US$300 million each from the EBRD and IFC, as part of a group of primary lenders, in limited-recourse project financing; and

•	mobilization of a further US$1.2 billion from commercial lenders under a “B loan” structure.
Ivanhoe Mines also has received expressions of interest from export credit agencies to provide up to US$500 million in direct project debt financing.
“Oyu Tolgoi will be one of the largest and highest-grade copper-gold mines in the world and this indication of interest in participation by some of the world’s leading financial institutions starts a process that will help to ensure that we meet our objective of commercial production in 2013,” Mr. Friedland said.
“Securing the proposed financing package — and combining it with possible additional subscriptions of more than US$1 billion through our existing agreements with Rio Tinto and the funds from our cash position that are earmarked for project development expenditures — would advance Ivanhoe a long way toward completion of the construction of the Oyu Tolgoi mine.”
The recently released 2010 Oyu Tolgoi Integrated Development Plan (IDP-10) estimated that the initial capital cost required to achieve first production from the open-pit mine on the Southern Oyu deposits is US$4.6 billion. This amount includes US$1.1 billion to be spent advancing underground development at the Hugo North Deposit in preparation for the start of block-cave mining following the start of production from the open pit. Options to finance the remainder of the estimated capital cost include, but are not limited to, additional potential debt, equity offerings, a credit facility, the sale of subsidiaries, equity investments, project financing and/or various corporate transactions.
Mr. Macken said that Ivanhoe Mines, with the assistance of Hatch Corporate Finance, Ivanhoe’s project financing adviser, is continuing discussions with major commercial banks and export credit agencies about the arrangement of the required limited-recourse financing package. He added that a total of 13 banks have submitted expressions of interest in providing amounts totalling more than US$2 billion.

“The keen interest that has been expressed by all of the potential lenders that we have consulted gives us confidence that our financing plans are achievable without imposing undue burden or dilution upon our balance sheet, our shareholders and our project partners,” Mr. Macken said.
Hatch is helping Ivanhoe Mines with the selection of two major commercial banks to join EBRD and IFC in a group of lead arranging banks. The group of institutions would jointly structure the debt financing package, with completion targeted for the first quarter of 2011.
The IFC and EBRD financings are subject to detailed due diligence, including a review of the extensive environmental and social studies conducted by the Oyu Tolgoi Project, and approval of their respective managements and boards. The arrangements also are subject to agreement of the Ivanhoe Mines board and other related approval processes.
About the International Finance Corporation (www.ifc.org)
The IFC, a member of the World Bank Group, creates opportunities for people to escape poverty and improve their lives. The IFC fosters sustainable economic growth in developing countries by supporting private-sector development, mobilizing private capital and providing advisory and risk mitigation services to businesses and governments. The IFC’s new investments totalled US$14.5 billion in fiscal 2009, helping channel capital into developing countries during the financial crisis.
About the European Bank for Reconstruction and Development (www.ebrd.com)
The EBRD is an international financial institution that supports projects in 29 countries, from central Europe to central Asia. Investing primarily in private sector clients whose needs cannot be fully met by the market, the bank promotes entrepreneurship and fosters transition towards open and democratic market economies. The EBRD invests mainly in private enterprises, usually together with commercial partners. It provides project financing for the financial sector and the real economy, both new ventures and investments in existing companies.
About Ivanhoe Mines (www.ivanhoemines.com)
Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the world-scale, Oyu Tolgoi copper-gold mine development project in southern Mongolia; its 57% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); an 81% interest in Ivanhoe Australia (ASX: IVA), a copper-gold-uranium-molybdenum-rhenium exploration and development company; and a 50% interest in Altynalmas Gold Ltd., a private company developing the Kyzyl Gold Project in Kazakhstan.
Information contacts
Investors: Bill Trenaman +1.604.688.5755. Media: Bob Williamson +1.604.331.9830

Forward-looking statements
Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, Oyu Tolgoi becoming one of the World’s largest copper and gold producers; the objective of attaining commercial production at Oyu Tolgoi in 2013; the target of completion the debt financing package in the first quarter of 2011; the possible additional subscriptions of more than US$1 billion from Rio Tinto; the estimated initial capital cost required to achieve first production from the open-pit mine on the Southern Oyu deposits of US$4.6 billion; the estimated US$1.1 billion to be spent advancing underground development at the Hugo North Deposit in preparation for the start of block-cave mining; additional potential debt, equity offerings, a credit facility, the sale of subsidiaries, equity investments, project financing and/or various corporate transactions ;and other statements that are not historical facts.
All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A filed on Sedar. The reader is cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: May 21, 2010	By:	/s Beverly A. Bartlett

BEVERLY A. BARTLETT
Vice President & Corporate Secretary

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